EXHIBIT 99.1

CONSOLIDATED RATIOS OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges, based on financial information calculated in accordance with International Financial Reporting Standards (IFRS), for the three months ended January 31, 2018, and years ended October 31, 2017 and 2016:

	Year Ended October 31		Three Months Ended
	2016	2017	January 31, 2018

Excluding Interest on Deposits	4.35	4.26	3.66
Including Interest on Deposits	2.22	2.11	1.93

The tables below set forth Bank of Montreal’s consolidated ratios of earnings to fixed charges and preferred dividends, based on financial information calculated in accordance with IFRS, for the three months ended January 31, 2018, and years ended October 31, 2017 and 2016:

	Year Ended October 31		Three Months Ended
	2016	2017	January 31, 2018

Excluding Interest on Deposits	3.93	3.82	3.25
Including Interest on Deposits	2.13	2.03	1.85